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                          August 12, 2020

       Paula Ragan, Ph.D.
       Chief Executive Officer
       X4 Pharmaceuticals, Inc
       955 Massachusetts Avenue, 4th Floor
       Cambridge, Massachusetts 02139

                                                        Re: X4 Pharmaceuticals,
Inc
                                                            Registration
Statement on Form S-3
                                                            Filed August 7,
2020
                                                            File No. 333-242372

       Dear Dr. Ragan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Courtney T. Thorne,
Esq.